Mail Stop 4561

November 5, 2007

Anthony C. Dike
Chairman and Chief Executive Officer
Intercare DX, Inc.
6080 Center Drive, Suite 640
Los Angeles, CA 90045

       Re: **Intercare DX, Inc.**
              Form 10-KSB for the Year Ended December 31, 2006
              Filed on April 17, 2006
              Form 10-QSB for the Quarter Ended March 31, 2007
              and June 30, 2007
              File No. 000-31281

Dear Mr. Dike:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Kathleen Collins
                         Accounting Branch Chief